Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "AKTTYVA THERAPEUTICS, INC.", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF OCTOBER, A.D. 2020, AT 1:12 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

3949566 8100
SR# 20207979602

Authentication: 203936427
Date: 10-26-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:12 PM 10/22/2020
FILED 01:12 PM 10/22/2020
SR 20207979602 - File Number 3949566

CERTIFICATE OF INCORPORATION

OF

AKTTYVA THERAPEUTICS, INC.

FIRST: The name of this corporation shall be: Akttyva Therapeutics, Inc.

SECOND: Its registered office in the State of Delaware is to be located at:

1209 Orange Street, in the City of Wilmington, County of New Castle, 19801, and its registered agent at such address is: The Corporation Trust Company.

THIRD: The purpose or purposes of the corporation shall be:

To carry on any and all business and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which this corporation is authorized to issue is:

Ten Million (10,000,000) shares of Common Stock, par value $0.0001 per share.

FIFTH: The name and mailing address of the sole incorporator is as follows:

NAME	MAILING ADDRESS
Katya Tsaioun	1375 Bridge Road Eastham, MA 02642

SIXTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal the by-laws of the corporation.

SEVENTH: Elections of directors need not be by written ballot unless the by-laws of the corporation shall so provide.

EIGHTH: A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after the effective date of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the

personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware. No amendment, modification or repeal of this Article EIGHTH shall adversely affect the rights and protection afforded to a director of the corporation under this Article EIGHTH for acts or omissions occurring prior to such amendment, modification or repeal.

NINTH: The corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and to add or insert other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article NINTH.

TENTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

The remainder of this page is intentionally left blank

IN WITNESS WHEREOF, the undersigned, being the incorporator hereinbefore named, has executed, signed, and acknowledged this Certificate of Incorporation this 22nd day of October, 2020.


/s/ Katya Tsaioun

Katya Tsaioun

Incorporator
